UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BSQUARE CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

11776U300

(CUSIP Number)

Palogic Value Management, L.P.

Attn: Ryan L. Vardeman

5310 Harvest Hill Road, Suite 110

Dallas, TX 75230

(214) 871-2700

with a copy to:

Evan K. Hall, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Value Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 948,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 948,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 948,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5% (1)
14.	Type of Reporting Person (See Instructions) PN; HC; IA

(1)	Based upon 12,690,868 shares of Common Stock of the Issuer outstanding as of April 30, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2018 by the Issuer with the SEC for the quarterly period ended March 31, 2018.

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 948,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 948,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 948,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 12,690,868 shares of Common Stock of the Issuer outstanding as of April 30, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2018 by the Issuer with the SEC for the quarterly period ended March 31, 2018.

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 948,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 948,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 948,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5% (1)
14.	Type of Reporting Person (See Instructions) HC; OO

(1)	Based upon 12,690,868 shares of Common Stock of the Issuer outstanding as of April 30, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2018 by the Issuer with the SEC for the quarterly period ended March 31, 2018.

CUSIP No. 11776U300

1.	Names of Reporting Persons Ryan L. Vardeman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 948,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 948,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 948,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5% (1)
14.	Type of Reporting Person (See Instructions) HC; IN

(1)	Based upon 12,690,868 shares of Common Stock of the Issuer outstanding as of April 30, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2018 by the Issuer with the SEC for the quarterly period ended March 31, 2018.

This Amendment No. 1 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock, no par value (the “Common Stock”), of BSQUARE Corporation, a Washington corporation (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2018 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2(c) is hereby amended and restated in its entirety as follows:

(c) “The principal business of Palogic Value Fund is acquiring, holding and selling securities for investment purposes. The principal business of Palogic Value Management is serving as the general partner of, and investment manager to, Palogic Value Fund. The principal business of Palogic Capital Management is serving as the general partner of Palogic Value Management. The present principal occupation of Mr. Vardeman is serving as the sole member of Palogic Capital Management. Effective as of June 25, 2018, Mr. Vardeman is also a Class III Director on the Board of Directors of the Issuer (the “Board”).”

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“Between June 1, 2018 and June 7, 2018, Palogic Value Fund expended an aggregate of approximately $196,498 (including commissions) to acquire an additional 62,507 shares of Common Stock of the Issuer in various open market transactions. The funds used for the purchase of these additional shares of Common Stock of the Issuer reported in this Schedule 13D were derived from general working capital of Palogic Value Fund.

On June 25, 2018, pursuant to the Issuer’s compensation plan for non-employee directors and the Fourth Amended and Restated Stock Plan (the “Plan”), Mr. Vardeman was granted non-qualified stock options to purchase 25,000 shares of the Common Stock of the Issuer at an exercise price equal to the Issuer’s closing stock price on the date of grant, which will vest quarterly in equal installments over two years following the date of the grant, and received an award of 16,667 restricted stock units representing 16,667 shares of Common Stock of the Issuer, which will vest quarterly in equal installments over one year following the date of the award. The grant and the award are subject to the Plan and the Issuer’s standard non-qualified stock option agreements and restricted stock unit agreements, as applicable.

The foregoing descriptions of the stock options grant and restricted stock units award do not purport to be complete and are qualified in their entirety by reference to the Plan, the Form of Non-Qualified Stock Option Agreement and the Form of the Restricted Stock Unit Agreement, each of which is incorporated herein by reference to Exhibits 99.2, 99.3 and 99.4, respectively.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“On June 25, 2018, upon the recommendation of the Governance and Nominating Committee of the Board, Mr. Vardeman was appointed as a member of the Board to fill the current vacancy on the Board. Mr. Vardeman will serve as a Class III Director and as such his term of office will expire at the Issuer’s 2021 Annual Meeting of Shareholders.

Also on June 25, 2018, the Issuer entered into a Board Observer and Standstill Agreement (the “Board Observer Agreement”) with Palogic Value Fund, Palogic Value Management and Palogic Capital Management (collectively, “PCM”), pursuant to which the Issuer granted PCM the right to appoint one PCM representative to attend meetings of the Board in a non-voting observer capacity. In addition, PCM agreed, during the period in which PCM has the right to appoint a Board observer and for a period of three years thereafter, not to beneficially own, directly or indirectly, without the Issuer’s prior written consent, greater than 15% (in the aggregate) of the total outstanding shares of Common Stock of the Issuer. Pursuant to the Board Observer Agreement, PCM has appointed Robert J. Peters as the PCM Board observer. In connection therewith, effective as of June 25, 2018, the Board approved, solely for purposes of RCW 23B.19.040(1)(a)(ii), any future purchase of shares of Common Stock of the Issuer by PCM which results in PCM becoming an “acquiring person” as defined in RCW 23B.19.020(1) (defined as beneficially owning in the aggregate total outstanding shares of the Common Stock of the Issuer comprising 10% or more of the voting power of the Issuer). The foregoing description of the Board Observer Agreement does not purport to be complete and is qualified in its entirety by reference to the Board Observer Agreement, which is incorporated herein by reference to Exhibit 99.5.

In connection with Mr. Vardeman’s appointment to the Board and the Board Observer Agreement, each of PCM, Mr. Vardeman and Mr. Peters entered into a customary Non-Disclosure Agreement with the Issuer on June 25, 2018.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Palogic Value Fund is the record and direct beneficial owner of the securities covered by this Schedule 13D. Palogic Value Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by it.

As the general partner of Palogic Value Fund, Palogic Value Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock owned by Palogic Value Fund. Palogic Value Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned by Palogic Value Fund.

As the general partner of Palogic Value Management, Palogic Capital Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Value Management. Palogic Capital Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Value Management.

As the sole member of Palogic Capital Management, Mr. Vardeman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Capital Management. As of the date hereof, Mr. Vardeman does not beneficially own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Capital Management.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

“The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated herein by reference. Except as otherwise described in this Schedule 13D, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on May 18, 2018 by the Reporting Persons with the SEC).

99.2	BSQUARE Corporation Fourth Amended and Restated Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed on August 8, 2017 by the Issuer with the SEC).

99.3	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.19(A) to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012 by the Issuer with the SEC for the quarterly period ended June 30, 2012).

99.4	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.19(C) to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012 by the Issuer with the SEC for the quarterly period ended June 30, 2012).

99.5	Board Observer and Standstill Agreement, dated June 25, 2018, among the Issuer and each of Palogic Value Fund, Palogic Value Management and Palogic Capital Management (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 26, 2018 by the Issuer with the SEC).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2018	PALOGIC VALUE MANAGEMENT, L.P.

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC VALUE FUND, L.P.

	By:	Palogic Value Management, L.P.
	Its:	General Partner

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC CAPITAL MANAGEMENT, LLC

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

/s/ Ryan L. Vardeman
RYAN L. VARDEMAN

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF BSQUARE

CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired		Price Per Share
Palogic Value Fund, L.P.	06/01/2018	Open Market Purchases	52,000		$3.10	(1)
Palogic Value Fund, L.P.	06/04/2018	Open Market Purchases	410		$3.10	(1)
Palogic Value Fund, L.P.	06/06/2018	Open Market Purchases	8,097		$3.2691	(1)
Palogic Value Fund, L.P.	06/07/2018	Open Market Purchases	2,000		$3.20	(1)
Ryan L. Vardeman	06/25/2018	Grant of Non-Qualified Stock Options (2)	25,000	(2)		(2)
Ryan L. Vardeman	06/25/2018	Award of Restricted Stock Units (3)	16,667	(3)		(3)

(1)	Excluding commissions.
(2)	Pursuant to the compensation plan for non-employee directors and the Fourth Amended and Restated Stock Plan of BSQUARE Corporation (the “Issuer”), Mr. Vardeman was granted non-qualified stock options to purchase 25,000 shares of the Common Stock of the Issuer at an exercise price equal to the Issuer’s closing stock price on the date of grant, which will vest quarterly in equal installments over two years following the date of the grant.
(3)	Pursuant to the compensation plan for non-employee directors and the Fourth Amended and Restated Stock Plan of the Issuer, Mr. Vardeman received an award of 16,667 restricted stock units representing 16,667 shares of Common Stock of the Issuer, which will vest quarterly in equal installments over one year following the date of the award.